UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
_________________________

Date of Report: February 3, 2022

Commission file number 1- 33198
_________________________

ALTERA INFRASTRUCTURE L.P.
(Exact name of Registrant as specified in its charter)
_________________________

Altera House, Unit 3, Prospect Park, Arnhall Business Park, Westhill, Aberdeenshire, AB32 6FJ, United Kingdom
(Address of principal executive office)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Altera Infrastructure L.P. dated February 3, 2022.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERA INFRASTRUCTURE L.P.

	By:	ALTERA INFRASTRUCTURE GP L.L.C., its general partner

Date: February 3, 2022	By:	/s/ Mark Mitchell
Mark Mitchell Company Secretary

Press Release ¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯¯

Altera Infrastructure Reports Fourth Quarter and Annual 2021 Results

Aberdeen, United Kingdom, February 3, 2022 - Altera Infrastructure GP LLC (Altera GP), the general partner of Altera Infrastructure L.P. (Altera or the Partnership), today reported the Partnership’s results for the quarter ended December 31, 2021.

•Revenues of 315.7 million and net loss of $87.9 million, or $(0.23) per common unit, in the fourth quarter of 2021
•Adjusted EBITDA(1) of $165.8 million in the fourth quarter of 2021

The following table presents the Partnership's Consolidated Financial Summary:

	Three Months Ended
	December 31,	September 30,	December 31,
	2021	2021	2020
In thousands of U.S. Dollars, unaudited	$	$	$
IFRS FINANCIAL RESULTS
Revenues	315,734	295,837	278,657
Net Income (loss)	(87,879)	(25,984)	(73,029)
Limited partners' interest in net income (loss) per common unit - basic	(0.23)	(0.08)	(0.20)

NON-IFRS FINANCIAL MEASURE:
Adjusted EBITDA (1)	165,801	156,295	142,193

(1)Please refer to "Non-IFRS Measures" for the definition of this term and reconciliation of this non-IFRS measure as used in this release to the most directly comparable measure under IFRS.

The Partnership generated a net loss of $88 million for the three months ended December 31, 2021, compared to a net loss of $73 million for the three months ended December 31, 2020. Net loss for the quarter reflects the impact of $152 million of vessel impairments.

Adjusted EBITDA increased to $166 million for the three months ended December 31, 2021, compared to $142 million for the same period last year. The increase was mainly driven by oil price tariff revenue in the FPSO segment and higher utilization in the Towage segment, partially offset by lower utilization in the Shuttle Tanker segment and FPSO assets in lay-up.

Altera Infrastructure L.P. 1

Operating Results
The commentary below compares certain results of the Partnership's operating segments on the basis of the non-IFRS measure of Adjusted EBITDA for the three months ended December 31, 2021 to the same period of the prior year.

The following table presents the Partnership's Adjusted EBITDA by segment:

	Three Months Ended
	December 31,	September 30,	December 31,
	2021	2021	2020
In thousands of U.S. Dollars, unaudited	$	$	$
FPSO	94,191	83,237	72,352
Shuttle Tanker	59,033	53,835	71,822
FSO	11,516	12,254	(456)
UMS	(2,004)	(2,100)	(1,772)
Towage	7,208	6,655	(743)
Corporate/Eliminations	(4,143)	2,414	990
Partnership Adjusted EBITDA	165,801	156,295	142,193

Fourth Quarter 2021 Compared with Fourth Quarter 2020
The Partnership's FPSO segment generated Adjusted EBITDA of $94 million for the three months ended December 31, 2021, compared to $72 million for the three months ended December 31, 2020. The increase of $22 million is mainly driven by oil price tariff revenue related to the Knarr and Petrojarl I units.
The Partnership's Shuttle Tanker segment generated Adjusted EBITDA of $59 million for the three months ended December 31, 2021, compared to $72 million for the three months ended December 31, 2020. The decrease of $13 million is mainly driven by lower utilization and the termination of the Foinaven CoA contract in May 2021.
The Partnership's FSO segment generated Adjusted EBITDA of $12 million for the three months ended December 31, 2021, compared to $nil for the three months ended December 31, 2020. The increase of $12 million is mainly driven by the absence of decommissioning and operating costs for certain vessels which left the fleet in the same quarter prior year.
The Partnership's UMS segment generated an Adjusted EBITDA loss of $(2) million for the three months ended December 31, 2021, which was in line with the same quarter prior year.
The Partnership's Towage segment generated Adjusted EBITDA of $7 million for the three months ended December 31, 2021, compared to $(1) million for the three months ended December 31, 2020. The increase of $8 million is mainly driven by higher day rates and utilization in the current quarter.

Altera Infrastructure L.P. 2

Strategic updates
Shuttle Tanker newbuildings
The Partnership's newbuild, the Altera Thule, is expected to be delivered in March 2022 and will operate off the East Coast of Canada.
Contract updates
In January 2022, a 1-year firm contract extension to May 2024 and a further 1-year option for the Petrojarl I FPSO was signed with Enauta.

The Knarr FPSO is expected to cease production on the Knarr field in the North Sea around May, 1 2022 and commence decommissioning activities.

Vessel sales
In November 2021, the Navion Stavanger shuttle tanker was delivered to its buyer for responsible recycling.

Liquidity Update
As at December 31, 2021 the Partnership had total liquidity of $191 million, compared to $195 million in the prior quarter, representing a decrease of $4 million.

In December 2021, the Partnership's subsidiary, Altera Shuttle Tankers, issued a new $180 million bond due in 2025. The proceeds were used to repay bonds due in 2022.

In relation to the above bond issue, the $70 million Shuttle revolving credit facility was cancelled and replaced by a new $70 million PIK loan by Brookfield Business Partners L.P. (or Brookfield).

Forward Looking Statements
This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including, among others: the Partnership’s strategic initiatives intended to improve its debt maturity profile and enhance its liquidity and financial flexibility; and the timing of vessel deliveries, the commencement of charter contracts and the employment of newbuilding vessels. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: delays in vessel deliveries or the commencement of charter contracts or changes in expected employment of newbuilding vessels; the potential ineffectiveness of measures taken to improve the Partnership’s maturity profile and enhance its liquidity; and other factors discussed in the Partnership’s filings from time to time with the SEC, including its Report on Form 20-F for the fiscal year ended December 31, 2021. The Partnership expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Partnership’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.
About Altera Infrastructure L.P.
Altera Infrastructure L.P. is a leading global energy infrastructure services partnership primarily focused on the ownership and operation of critical infrastructure assets in the offshore oil regions of the North Sea, Brazil and the East Coast of Canada. Altera has consolidated assets of approximately $3.9 billion, comprised of 45 vessels, including floating production, storage and offloading (FPSO) units, shuttle tankers (including one newbuilding), floating storage and offtake (FSO) units, long-distance towing and offshore installation vessels and a unit for maintenance and safety (UMS). The majority of Altera’s fleet is employed on medium-term, stable contracts.

Altera's preferred units trade on the New York Stock Exchange under the symbols "ALIN PR A", "ALIN PR B" and "ALIN PR E", respectively.

Altera Infrastructure L.P. 3

For Investor Relations enquiries contact:

Jan Rune Steinsland, Chief Financial Officer
Email: investor.relations@alterainfra.com
Tel: +47 97 05 25 33
Website: www.alterainfra.com

Altera Infrastructure L.P. 4

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	$	$	$	$
Revenues	315,734	278,657	1,151,260	1,182,110
Direct operating costs	(167,976)	(143,896)	(654,580)	(627,792)
General and administrative expenses	(12,988)	(24,217)	(40,770)	(44,360)
Depreciation and amortization	(73,735)	(81,128)	(313,120)	(316,317)
Interest expense	(55,056)	(50,511)	(206,176)	(192,723)
Interest income	32	1,870	91	2,770
Equity-accounted income (loss)	(15,536)	19,658	25,062	35,921
Impairment expense, net	(116,420)	(83,615)	(116,420)	(268,612)
Gain (loss) on dispositions, net	(2)	5,380	10,502	3,411
Realized and unrealized gain (loss) on derivative instruments	3,788	7,190	15,732	(96,499)
Foreign currency exchange gain (loss)	(177)	(514)	(825)	(7,861)
Gain (loss) on modification of financial liabilities, net	(10,694)	—	(45,920)	—
Other income (expenses), net	50,864	(844)	48,323	(10,472)
Income (loss) before income tax (expense) benefit	(82,166)	(71,970)	(126,841)	(340,424)
Income tax (expense) benefit
Current	(707)	(1,303)	(4,603)	(6,543)
Deferred	(5,006)	244	(5,006)	804
Net income (loss)	(87,879)	(73,029)	(136,450)	(346,163)
Attributable to:
Limited partners - common units	(93,667)	(80,120)	(160,218)	(368,341)
General partner	(716)	(615)	(1,225)	(2,771)
Limited partners - preferred units	7,880	7,989	31,520	32,103
Non-controlling interests in subsidiaries	(1,376)	(283)	(6,527)	(7,154)
	(87,879)	(73,029)	(136,450)	(346,163)
Basic and diluted earnings (loss) per limited partner common unit	(0.23)	(0.20)	(0.39)	(0.90)

Altera Infrastructure L.P. 5

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(in thousands of U.S. Dollars)

	Three Months Ended		Year Ended
	December 31,		December 31,
	2021	2020	2021	2020
	$	$	$	$
Net income (loss)	(87,879)	(73,029)	(136,450)	(346,163)
Other comprehensive income (loss)
Items that will not be reclassified subsequently to net income (loss):
Pension adjustments, net of taxes	233	1,438	233	1,438
Items that may be reclassified subsequently to net income (loss):
To interest expense:
Realized gain on qualifying cash flow hedging instruments	(182)	(189)	(750)	(811)
To equity-accounted income (loss):
Realized gain on qualifying cash flow hedging instruments	(159)	(201)	(743)	(966)
Total other comprehensive income (loss)	(108)	1,048	(1,260)	(339)
Comprehensive income (loss)	(87,987)	(71,981)	(137,710)	(346,502)
Attributable to:
Limited partners - common units	(93,774)	(79,080)	(161,468)	(368,677)
General partner	(717)	(607)	(1,235)	(2,774)
Limited partners - preferred units	7,880	7,989	31,520	32,103
Non-controlling interests in subsidiaries	(1,376)	(283)	(6,527)	(7,154)
	(87,987)	(71,981)	(137,710)	(346,502)

Altera Infrastructure L.P. 6

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in thousands of U.S. Dollars)

	As at	As at	As at
	December 31,	December 31,	January 1,
	2021	2020 Restated(1)	2020 Restated(1)
	$	$	$
ASSETS
Current assets
Cash and cash equivalents	190,942	235,734	199,388
Financial assets	19,400	103,514	107,992
Accounts and other receivable, net	127,453	222,629	204,825
Vessels and equipment classified as held for sale	5,800	7,500	15,374
Inventory	26,601	16,308	18,581
Due from related parties	978	9,980	—
Other assets	43,668	37,326	16,844
Total current assets	414,842	632,991	563,004
Non-current assets
Financial assets	45,740	36,372	—
Accounts and other receivable, net	—	—	17,276
Vessels and equipment	2,869,395	3,029,415	3,025,716
Advances on newbuilding contracts	51,918	127,335	297,100
Equity-accounted investments	237,469	241,731	232,216
Deferred tax assets	—	5,153	7,000
Other assets	138,247	185,521	218,813
Goodwill	127,113	127,113	127,113
Total non-current assets	3,469,882	3,752,640	3,925,234
Total assets	3,884,724	4,385,631	4,488,238
LIABILITIES
Current liabilities
Accounts payable and other	249,297	286,295	256,114
Other financial liabilities	34,679	198,985	21,697
Borrowings	407,274	362,079	353,238
Due to related parties	—	16,126	37,810
Total current liabilities	691,250	863,485	668,859
Non-current liabilities
Accounts payable and other	49,253	128,671	222,659
Other financial liabilities	188,658	144,350	164,511
Borrowings	2,056,753	2,397,638	2,407,649
Due to related parties	797,432	605,888	423,625
Deferred tax liabilities	700	700	3,133
Total non-current liabilities	3,092,796	3,277,247	3,221,577
Total liabilities	3,784,046	4,140,732	3,890,436
EQUITY
Limited partners - common units	—	—	169,737
Limited partners - Class A common units	(4,539)	(2,505)	—
Limited partners - Class B common units	(314,153)	(157,897)	—
Limited partners - preferred units	392,248	376,512	384,274
General partner	5,603	6,828	9,587
Accumulated other comprehensive income	2,811	4,071	4,410
Non-controlling interests in subsidiaries	18,708	17,890	29,794
Total equity	100,678	244,899	597,802
Total liabilities and equity	3,884,724	4,385,631	4,488,238
(1)The Partnership has restated its December 31, 2020 and January 1, 2020 consolidated statements of financial position to retrospectively show the change in accounting policy adopted during the year ended December 31, 2021. The impact of the accounting policy change as at December 31, 2020 and January 1, 2020 is a reclassification of the Partnerships $411.3 million and $423.6 million, respectively, outstanding senior unsecured bonds held by Brookfield from Borrowings (non-current) to Due to related parties (non-current) and $16.1 million and $16.5 million, respectively, in accrued interest on said bonds from Accounts payable and other (current) to Due to related parties (current).

Altera Infrastructure L.P. 7

ALTERA INFRASTRUCTURE L.P. AND SUBSIDIARIES
UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. Dollars)

	Year Ended December 31,
	2021	2020
	$	$
Operating Activities
Net income (loss)	(136,450)	(346,163)
Adjusted for the following items:
Depreciation and amortization	313,120	316,317
Equity-accounted (income) loss, net of distributions received	8,368	(6,532)
Impairment expense, net	116,420	268,612
(Gain) loss on dispositions, net	(10,502)	(3,411)
Unrealized (gain) loss on derivative instruments	(173,195)	36,045
Deferred income tax expense (recovery)	5,006	(804)
Provisions and other items	(54,698)	(3,503)
Other non-cash items	59,937	34,629
Changes in non-cash working capital, net	87,289	(12,871)
Net operating cash flow	215,295	282,319
Financing Activities
Proceeds from borrowings	276,120	312,149
Repayments of borrowings and settlement of related derivative instruments	(579,180)	(329,073)
Financing costs related to borrowings	(7,720)	(8,023)
Proceeds from borrowings related to sale and leaseback of vessels	71,400	119,073
Repayments of borrowings related to sale and leaseback of vessels	(11,335)	(1,190)
Financing costs related to borrowings from sale and leaseback of vessels	(584)	(187)
Proceeds from borrowings from related parties	147,000	205,000
Prepayment of borrowings from related parties	(30,000)	—
Lease liability repayments	(14,506)	(20,332)
Capital provided by others who have interests in subsidiaries	17,950	—
Distributions to limited partners and preferred unitholders	(15,760)	(32,103)
Distributions to others who have interests in subsidiaries	(10,605)	(4,750)
Repurchase of preferred units	(24)	(6,200)
Net financing cash flow	(157,244)	234,364
Investing Activities
Additions:
Vessels and equipment	(211,448)	(479,981)
Equity-accounted investments	(4,847)	(3,948)
Dispositions:
Vessels and equipment	44,894	27,996
Restricted cash	68,575	(26,520)
Acquisition of company (net of cash acquired of $6.4 million)	—	6,430
Net investing cash flow	(102,826)	(476,023)
Cash and cash equivalents
Change during the year	(44,775)	40,660
Impact of foreign exchange on cash	(17)	(4,314)
Balance, beginning of the year	235,734	199,388
Balance, end of the year	190,942	235,734

Altera Infrastructure L.P. 8

Non-IFRS Measures

To supplement the unaudited interim condensed consolidated financial statements, the Partnership uses Adjusted EBITDA, which is a non-IFRS financial measure, as a measure of the Partnership's performance. Adjusted EBITDA represents net income (loss) before interest expense, interest income, income tax (expense) benefit, and depreciation and amortization and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include impairment expenses, gain (loss) on dispositions, net, unrealized gain (loss) on derivative instruments, foreign currency exchange gain (loss) and certain other income or expenses. Adjusted EBITDA also excludes: realized gain or loss on interest rate swaps (as the Partnership in assessing its performance, views these gains or losses as an element of interest expense); realized gain or loss on derivative instruments resulting from amendments or terminations of the underlying instruments; realized gain or loss on foreign currency forward contracts; and equity-accounted income (loss). Adjusted EBITDA also includes the Partnership's proportionate share of Adjusted EBITDA from its equity-accounted investments and excludes the non-controlling interests' proportionate share of Adjusted EBITDA. The Partnership does not have control over the operations of, nor does it have any legal claim to the revenues and expenses of its equity-accounted investments. Consequently, the cash flow generated by the Partnership's equity-accounted investments may not be available for use by the Partnership in the period that such cash flows are generated.
Adjusted EBITDA is intended to provide additional information and should not be considered as the sole measure of the Partnership's performance or as a substitute for net income (loss) or other measures of performance prepared in accordance with IFRS. In addition, this measure does not have a standardized meaning and may not be comparable to similar measures presented by other companies. This non-IFRS measure is used by the Partnership's management, and the Partnership believes that this supplementary metric assists investors and other users of its financial reports in comparing its financial and operating performance across reporting periods and with other companies.

Non-IFRS Financial Measures

The following table includes reconciliations of Adjusted EBITDA to net income (loss) for the periods presented in the Partnership's Consolidated Financial Summary.

	Three Months Ended
	December 31,	September 30,	December 31,
	2021	2021	2020
(in thousands of U.S. Dollars, unaudited)	$	$	$
Adjusted EBITDA	165,801	156,295	142,193
Depreciation and amortization	(73,735)	(80,576)	(81,128)
Interest expense	(55,056)	(53,961)	(50,511)
Interest income	32	10	1,870
Expenses and gains (losses) relating to equity-accounted investments	(45,708)	(9,635)	(11,485)
Impairment expense, net	(116,420)	—	(83,615)
Gain (loss) on dispositions, net	(2)	1,397	5,380
Realized and unrealized gain (loss) on derivative instruments	3,788	(403)	6,061
Foreign currency exchange gain (loss)	(177)	(671)	(514)
Gain (loss) on modification of financial liabilities, net	(10,694)	—	—
Other income (expenses), net	50,864	(35,910)	(844)
Adjusted EBITDA attributable to non-controlling interests	(859)	(827)	623
Income (loss) before income tax (expense) benefit	(82,166)	(24,281)	(71,970)
Income tax (expense) benefit:
Current	(707)	(1,703)	(1,303)
Deferred	(5,006)	—	244
Net loss	(87,879)	(25,984)	(73,029)

Altera Infrastructure L.P. 9

Adjusted EBITDA from equity-accounted investments, which is a non-IFRS financial measure and should not be considered as an alternative to equity accounted income (loss) or any other measure of financial performance presented in accordance with IFRS, represents our proportionate share of Adjusted EBITDA (as defined above) from equity-accounted investments. This measure does not have a standardized meaning, and may not be comparable to similar measures presented by other companies. Adjusted EBITDA from equity-accounted investments is summarized in the table below:

	Three Months Ended
	December 31,	September 30,	December 31,
	2021	2021	2020
(in thousands of U.S. Dollars, unaudited)	$	$	$
Equity-accounted income (loss)	(15,536)	10,985	19,658
Less:
Depreciation and amortization	(8,937)	(7,551)	(7,713)
Interest expense, net	(1,719)	(1,986)	(5,102)
Income tax (expense) benefit
Current	(480)	22	(139)
EBITDA	(4,400)	20,500	32,612
Less:
Impairment expense, net	(36,096)	—	—
Realized and unrealized gain (loss) on derivative instruments	1,752	387	1,395
Foreign currency exchange gain (loss)	(228)	(507)	74
Adjusted EBITDA from equity-accounted investments	30,172	20,620	31,143

Altera Infrastructure L.P. 10